UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Fischer-Watt Gold Company, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   337730 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  James M. Seed
                          c/o The Astra Ventures, Inc.
                              50 South Main Street
                              Providence, RI 02903
                                 (401) 331-6652
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337730 10 5                                                Page 2 of 8
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   James M. Seed
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:        2,310,600(1)
  NUMBER OF    -----------------------------------------------------------------
    UNITS
 BENEFICIALLY  8   SHARED VOTING POWER:      28,656,600(2)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   2,310,600(1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER: 28,656,000(2)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,966,600(1)(2)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.6(3)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    AF
--------------------------------------------------------------------------------

(1) Includes 1,105,700 shares beneficially owned, 900,000 shares underlying outstanding stock options issued to Mr. Seed which are exercisable within 60 days, and 304,900 shares owned by the Fred M. Seed JMS Children's Trust.

(2) Includes (1) 18,390,200 shares owned by the James M. Seed Trust, (ii) 265,800 shares owned by the Fred M. Seed Foundation, and (iv) 10,000,000 shares underlying outstanding stock options issued to The Astra Ventures, Inc., which are exercisable within 60 days, all of which shares Mr. Seed may be deemed to have beneficial ownership.

(3) Percentage calculated on the basis of 82,266,819 shares of the Issuer's common stock issued and outstanding which includes: (1) 71,366,819 shares of common stock issued and outstanding as of the date hereof; (2) 900,000 stock options issued to Mr. Seed which are immediately exercisable for shares of Common Stock, and (3) 10,000,000 shares of stock options issued to The Astra Venture, Inc. which are immediately exercisable for shares of Common Stock.

CUSIP No. 337730 10 5                                                Page 3 of 8
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS

   James M. Seed Trust, Michael McMahon and Richard M.C. Glenn, III, Co-Trustees

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   41-6029622

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:        -0-
  NUMBER OF    -----------------------------------------------------------------
    UNITS
 BENEFICIALLY  8   SHARED VOTING POWER:      18,390,200
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   -0-
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER: 18,390,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,640,200
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    25.8(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    00
--------------------------------------------------------------------------------

(1) Percent calculated on the basis of 71,366,819 shares outstanding as of the date hereof.

CUSIP No. 337730 10 5                                                Page 4 of 8
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share, ("Common Stock") of Fischer-Watt Gold Company, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer"). The Issuer's principal executive offices are located at 2582 Taft Court, Lakewood, CO 80215.

Item 2.  Identity and Background

     (a) Reporting Person:  James Michael Seed.

     Reporting Person: James Michael Seed Trust. Michael McMahon and Richard M.C. Glenn, III, Esq., Co-Trustees.

     (b) and (c) Reporting Person: James Michael Seed. Mr. Seed resides at 192 Cedar Street, Warwick, RI 02818. The Reporting Person has been a director of the Issuer since June 1, 1996. He served as Chairman of the Board of Directors until August 4, 2005. Since 1979, he has been the Chairman, President and Owner of The Astra Ventures Inc. and The Astra Projects Inc., both privately owned land development companies. From November 1979 to May 1989, he was the President and Owner of Buffinton Box Company. From February 1971 to November 1979, Mr. Seed was with Fleet Financial Group, spending his last two years there as Treasurer of the corporation. Mr. Seed was a Commissioner of the Rhode Island Investment Commission and was he a Trustee of The Galaxy Funds, an $8.4 billion family of 33 mutual funds. He was a Trustee of Brown University from 1984 to 1990.

     Reporting Person: James Michael Seed Trust. The Reporting Person is a trust organized under the laws of the State of Michigan. The business address of each of Michael McMahon and Richard M.C. Glenn, III, Esq., Co-Trustees of the James Michael Seed Trust, is 50 South Main Street, Providence, RI 02903.

     (d) and (e) The Reporting Persons have not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) James Seed is a citizen of the United States. The James Michael Seed Trust was created in Minnesota.

Item 3.  Source and Amount of Funds or Other Consideration

     During the time that James Michael Seed has been an director of the Issuer, he has been granted shares of the Issuer's Common Stock in exchange for the payment of expenses and the settlement of debt owed to him by the Issuer, and has been issued Common Stock upon the exercise of stock options owned by him. Certain of shares of Common Stock issued to him have been transferred to the James Michael Seed Trust and the Trust has been issued shares of Common Stock in connection with a stock subscription purchase in a private placement offering conducted by the Issuer under Section 4(2) of the Securities Act of 1933, as amended. All of the Reporting Persons' purchases of the Issuer's Common Stock in its private placement offerings and upon Mr. Seed's exercise of stock options have been made using his personal and trust funds.

CUSIP No. 337730 10 5                                                Page 5 of 8
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Item 4.  Purpose of Transaction

     James Michael Seed and the James Michael Seed Trust acquired shares of the Issuer as described above in Item 3 as James Michael Seed's position as a director of the Issuer and as part of the Reporting Persons' overall personal investment strategy. The shares covered by this Schedule 13D are being held for investment purposes. Subject to all relevant securities law restrictions, the Reporting Persons may, from time to time, acquire additional securities of the Company pursuant to stock, stock option grants by the Issuer's Board of Directors or using personal and trust funds through a broker and/or privately negotiated transactions. Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

CUSIP No. 337730 10 5                                                Page 6 of 8
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer

     (a) & (b) The following table sets forth the beneficial ownership of the Common Stock as of April 29, 2009 of the persons filing this statement:

                                                        Deemed to         Deemed to
                     Deemed to         Deemed to        Have Sole         Have Shared
                     Have Sole         Have Shared      Power to          Power to
                     Power to          Power to         Dispose or        Dispose or
Reporting            Vote or to        Vote or          Direct            Direct           Percent
Person               Direct Vote       Direct Vote      Disposition       Disposition      of Class
---------            --------------    --------------   --------------    --------------   --------
James M. Seed         2,310,600(1)(4)    28,656,000      2,310,600(1)(4)  28,656,000(3)(4)  37.6%
                                         (2)(3)(4)

Michael McMahon      18,390,200(3)          -0-          18,390,200(3)        -0-           25.8%
and Richard M.C.
Glenn, III, Esq.,
Co-Trustees,
James Michael
Seed Trust

----------------

(1) Includes 1,105,700 shares beneficially owned, 900,000 shares of Common Stock underlying outstanding stock options issued to Mr. Seed which are exercisable within 60 days, and 304,900 shares of the Common Stock owned directly by the Fred M. Seed JMS Children's Trust, of which James Michael Seed is the sole trustee.

(2) Includes 265,800 shares of Common Stock owned directly by the Fred M. Seed Foundation, of which James Michael Seed is a director and officer, as well as 10,000,000 shares of Common Stock underlying outstanding stock options that are exercisable in the next 60 days which are owned directly by The Astra Ventures, Inc., an entity owned and controlled by James Michael Seed.

(3) Includes 18,390,200 shares of Common Stock owned directly by the James Michael Seed Trust, of which James Michael Seed is the sole beneficiary.

(4) In accordance with Rule 13d-3 of the Securities Exchange Act, the beneficially owned shares and the shares deemed outstanding include 900,000 stock options issued to Mr. Seed which are immediately exercisable for shares of Common Stock, and 10,000,000 shares of stock options issued to The Astra Venture, Inc. which are immediately exercisable for shares of Common Stock

     (c) There were no transactions in the Common Stock of the Issuer effected by James Michael Seed or the James Michael Seed Trust in the past sixty days.

     (d) In addition to the Reporting Persons, the following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates:

          (i) The trust agreement relating to the Fred M. Seed JMS Children's Trust, the sole trustee of which is James Michael Seed, provides for the distribution of certain amounts of trust income and principal to the six grandchildren of Fred M. Seed, James Michael Seed's father. As the Fred M. Seed JMS Children's Trust does not own more than five percent of the Common Stock, none of the beneficiaries' interests relate to more than five percent of the Common Stock.

          (ii) In addition to James Michael Seed, an officer and director of the Fred M. Seed Foundation is Mr. Seed's brother, John C. Seed. As the Fred M. Seed Foundation does not own own more than five percent of the Common Stock, none of the directors' and officers' interests relate to more than five percent of the Common Stock.

     (e) Not applicable.

CUSIP No. 337730 10 5                                                Page 7 of 8
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Item 6.  Contract, Arrangements, Understandings or Relationships with Respect to
         Securities of the Issuer

     Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

     Joint Reporting Agreement filed as Exhibit 1 hereto.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 5, 2009                       /s/ James Michael Seed
                                        ---------------------------------------
                                        Signature

                                        James Michael Seed
                                        ---------------------------------------
                                        Name/Title


                                        JAMES MICHAEL SEED TRUST


Date: May 5, 2009                       /s/ Michael McMahon
                                        ---------------------------------------
                                        Signature

                                        Michael McMahon, Co-Trustee
                                        ---------------------------------------
                                        Name/Title


Date: May 5, 2009                       /s/ Richard M.C. Glenn, III
                                        ---------------------------------------
                                        Signature

                                        Richard M.C. Glenn, III, Esq.,Co-Trustee
                                        ---------------------------------------
                                        Name/Title

CUSIP No. 337730 10 5                                                Page 8 of 8
--------------------------------------------------------------------------------


                                   EXHIBIT 1
                           JOINT REPORTING AGREEMENT

     In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

     1. Such party is eligible to file statements on Schedule 13D and beneficial ownership filings pursuant to Section 16(a) under the Securities Exchange Act of 1934, as amended, pertaining to the Common Stock, $0.001 Par Value, of Fischer-Watt Gold Company, Inc. (the "Company").

     2. Such party is responsible for timely filing of such Schedule 13D and beneficial ownership statements and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that such party is not responsible for the completeness or accuracy of the information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument; provided that all of such counterparts taken together shall constitute but one agreement.

                                       JAMES MICHAEL SEED TRUST


/s/ James Michael Seed                 /s/ Michael McMahon
-----------------------------------    ---------------------------------------
James Michael Seed                     Michael McMahon, Co-Trustee
Date: May 5, 2009                      Date: May 5, 2009



                                       /s/ Richard M.C. Glenn, III
                                       ---------------------------------------
                                       Richard M.C. Glenn, III, Esq., Co-Trustee
                                       Date: May 5, 2009